 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Bollenbach, Stephen F. (Last) (First) (Middle) 201 Mission Street (Street) San Francisco, CA 94105 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Catellus Development Corp CDX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock (1)	01/01/02	A	1,912 / A /	(2)	D
Common Stock (1)	04/30/02	A	109 / A /	11,954 (3)	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) A or D	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (right to buy)	$20.40	04/30/02	A	5,000 A	(4) / 04/30/12	Common Stock / 5,000		5,000	D
Explanation of Responses:

(1) Represents common stock issuable on a one-for-one basis on settlement of Director Stock Units under the Catellus Development Corporation 2000 Performance Award Plan.

(2) Number of shares of Common Stock beneficially owned at end of year is stated in the last entry of Table 1.

(3) Includes credited Director Stock Units and any stock held outright.

(4) The option becomes exercisable upon the expiration of various time periods: (a) 25% of the options are exercisable on April 30, 2003, and thereafter; (b) 50% of the options are exercisable on April 30, 2004, and thereafter; (c) 75% of the options are exercisable on April 30, 2005, and therafter; and (d) 100% of the options are exercisable on April 30, 2006, and thereafter until April 30, 2012.

By: /s/ Barbara Polster, attorney-in-fact 01/03/03 ** Signature of Reporting Person Date SEC 2270 (7-02)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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